SILVER STANDARD RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2008

Management Discussion and Analysis of Financial Position and Operating Results

We are a development stage company with a portfolio of silver-dominant projects located in seven countries in the Americas and Australia.  We are currently developing our Pirquitas property that is located in the province of Jujuy in northwest Argentina.  We may monetize certain of our assets.  Our common stock is quoted on the Nasdaq Global Market under the trading symbol SSRI and listed on the Toronto Stock Exchange under the symbol SSO.

This management discussion and analysis (MD&A) of the financial position and operating results of the company for the nine months ended September 30, 2008 and 2007 is prepared as of November 4, 2008 and should be read in conjunction with the audited consolidated financial statements and the related notes thereto and in conjunction with the MD&A for the year ended December 31, 2007, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.  Additional information relating to us, including our annual information form, is available free of charge on our website at www.silverstandard.com, on the Canadian Securities Administrators’ (CSA) website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at www.sec.gov.

PIRQUITAS CONSTRUCTION UPDATE

During the nine months ended September 30, 2008, approximately $100.3 million of capital and $6.4 million of exploration expenditures were incurred on the Pirquitas property in Argentina.  At Pirquitas, construction is advancing well and on schedule.  The gas pipeline has been installed and pressure tested.  Commissioning will occur in the fourth quarter.  The process water supply system has been completed and commissioned.  The vendor representative is on-site to commence commissioning of the power station.  The process plant structural steel installation is progressing on schedule and the truck-shop and warehouse have been completed.  The mine operations crews are advancing the open pit pre-stripping.  A total of approximately 2 million tonnes of pre-strip waste has been mined to date.  A number of process plant operators have been hired and have joined the commissioning team, which is currently undergoing intensive process training.  The Pirquitas Project is on schedule with plant commissioning to commence in the fourth quarter of this year.

The Pirquitas property is located in the province of Jujuy in northwest Argentina.  In May 2008, we reported that proven and probable silver reserves at Pirquitas have increased by 43% to 195 million ounces.  In addition, tin reserves increased by 41% to 159 million lbs and zinc reserves by 32% to 548.5 million lbs.  Based on the increased reserves, Pirquitas mine life has been extended to 14.5 years.  The mine is expected to produce an average of approximately 10.9 million ounces of silver, in excess of 2,500 tonnes of tin and 6,600 tonnes of zinc per year.  As of September 30, 2008, we had expended US$148 million of the total estimated construction costs of US$220 million.

THIRD QUARTER FINANCIAL HIGHLIGHTS

•	We recorded earnings for the quarter of $11.2 million or $0.18 per share. Significant items incurred during the quarter include:
o	$18.2 million after-tax gain on sale of the Shafter Silver Project;
o	$1.7 million of foreign exchange gain reflecting the strengthening of the US dollar versus Canadian dollar; offset by:
o	$3.0 million future income tax expense;
o	$2.7 million non-cash stock based compensation;
o	$0.9 million unrealized loss on financial instruments held-for-trading;
o	$0.7 million interest expense related to convertible debt

•
We incurred $47.0 million for construction and $4.0 million for exploration at the Pirquitas project in Argentina as well as $14.6 million in exploration expenditures to advance other key properties during the quarter.  Significant exploration expenditures include $5.8 million at the Pitarrilla property in Mexico, $4.7 million at the Snowfield property in Canada, $2.1 million at the San Luis property in Peru and $1.5 million at the Diablillos property in Argentina.

•
We closed the sale of the Shafter Silver Project in Presidio County, Texas, to Aurcana Corporation for total consideration of $38.2 million.  The transaction resulted in a pre-tax gain of $31.5 million (after-tax gain of $18.2 million).

CURRENT MARKET CONDITIONS

The global financial markets have experienced significant events which have impacted the global economy with reduced credit availability, higher cost of funding; high volatility in commodity prices and foreign exchange markets; and a slowdown in general economic activity.  These events could have a significant impact on our business such as:
•	The credit crisis may impact the availability and cost of financing our projects.
•	The volatility in silver and other metal prices impacts our future revenues, earnings and cash flow.
•	The volatility of stock markets impacts our value of our share investments.
We will continue to adopt strategies to mitigate these challenges.

THIRD QUARTER FINANCIAL REVIEW

For the quarter ended September 30, 2008, we recorded earnings of $11,212,000 or $0.18 per share compared to loss of $13,356,000 or $0.21 per share in the third quarter of 2007.  For the nine months ended September 30, 2008, we recorded earnings of $6,913,000 or $0.11 per share compared to loss of $21,053,000 or $0.34 per share in the same period of 2007.  A discussion of the various components of the expense and income items compared to the prior year follows:

Exploration and mineral property costs		Three Months Ended September 30	Nine Months Ended September 30
	2008	2007	2008	2007
	$(000)	$(000)	$(000)	$(000)

Property examination and exploration	75	3	242	61
Reclamation and accretion	53	121	175	286

	128	124	417	347

We incurred $75,000 in property examination and exploration expenditures during the quarter compared to $3,000 in the same quarter of the prior year.  For the nine months ended September 30, 2008, generative exploration expenditures were $242,000 compared to $61,000 in the same period of the prior year, reflecting an increase in generative activity in Mexico.

Reclamation and accretion expense was $53,000 during the quarter compared to $121,000 expended during the same quarter of the prior year.  For the nine months ended September 30, 2008, reclamation and accretion expense was $175,000 compared to $286,000 for the same period of the prior year, reflecting decrease in reclamation activity at the Duthie project during the period.

Expenses	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007
	$(000)	$(000)	$(000)	$(000)

Salaries and employee benefits	807	596	2,021	1,651
Depreciation	81	100	229	228
Professional fees	271	143	699	454
General and administration	975	988	3,465	3,722
Stock-based compensation	2,707	4,531	7,577	10,747
Foreign exchange loss (gain)	(1,656)	1,998	(3,366)	2,383

	3,185	8,356	10,625	19,185

Salaries and employee benefits were $807,000 during the quarter compared to $596,000 in the same quarter of the prior year.  For the nine months ended September 30, 2008, salaries and employee benefits were $2,021,000 compared to $1,651,000 in the same period of the prior year.  The increase in salaries and benefits over the prior year was the result of hiring additional senior staff as we transition to a producing mining company.

Depreciation expense was $81,000 during the quarter compared to $100,000 in the same quarter of the prior year.  For the nine months ended September 30, 2008, depreciation expense was $229,000 compared to $228,000 for the same period of the prior year.  These amounts are consistent with their respective periods in the prior year.

Professional fees were $271,000 during the quarter compared to $143,000 in the same quarter of the prior year.  For the nine months ended September 30, 2008, professional fees were $699,000 compared to $454,000 for the same period of the prior year.  The increase in expenses over the prior year relates to higher accounting, tax and legal fees.  These higher costs are expected to continue as we advance our properties and comply with increasing regulatory requirements.

General and administrative expenses during the quarter were $975,000 compared to $988,000 in the same quarter of the prior year.  For the nine months ended September 30, 2008, general and administrative expenses were $3,465,000 compared to $3,722,000 for the same period of the prior year.  The decrease in general and administrative expenses was mainly due to a share donation of $600,000 made in the prior year to support the new geology building at the University of British Columbia offset by higher insurance fees, office expenses and travel costs.

Stock-based compensation expense was $2,707,000 during the quarter compared to $4,531,000 in the same quarter of the prior year.  Of the current quarter’s expense, $1,983,000 related to employee salaries and benefits and $724,000 related to general and administration for directors and consultants.  This compares with $4,021,000 related to employee salaries and benefits and $510,000 related to general and administration for directors and consultants in the same quarter of the prior year.  For the nine months ended September 30, 2008, stock-based compensation expense was $7,577,000 compared to $10,747,000 in the same period of the prior year.  Of the current period’s expense, $6,081,000 related to employee salaries and benefits and $1,496,000 related to directors and consultants fees.  This compares with $8,937,000 related to employee salaries and $1,810,000 related to directors and consultants fees for the same period of the prior year.  The decrease was related to vesting of stock options granted in the prior years.  We value stock options granted to employees, directors and consultants using the Black-Scholes pricing model.  Stock-based compensation assigned to mineral properties during the quarter was $43,000 compared to $211,000 in the same quarter of the prior year.  For the nine months ended September 30, 2008, stock-based compensation assigned to mineral properties was $31,000 compared to $494,000 for the same period of the prior year.  The decrease was related to stock-based compensation reversed as a result of unvested stock options forfeited during the period.

Foreign exchange gain was $1,656,000 for the quarter compared to a loss of $1,998,000 in the same quarter of the prior year.  For the nine months ended September 30, 2008, foreign exchange gain was $3,366,000 compared to a loss of $2,383,000 in the same period of the prior year.  As proceeds from our convertible debt financing and sale of silver bullion were in US dollars, we now hold a significant portion of our cash in US funds.  Therefore, the strengthening of the US dollar versus the Canadian dollar would result in a foreign exchange gain and vice versa.  The foreign exchange gain for the quarter and the nine months ended September 30, 2008 periods reflected the strengthening in the US dollar versus the Canadian dollar in their relative periods.

Other income (expenses)	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007
	$(000)	$(000)	$(000)	$(000)

Investment income	1,018	1,212	2,616	5,763
Financing fees	-	-	(3,690)	-
Interest expense on convertible debt	(709)	-	(2,769)	-
Gain on sale of silver bullion	-	-	23,457	-
Gain on sale of marketable securities	-	-	2,105	-
Unrealized gain (loss) on
financial instruments held-for-trading	(924)	(1,860)	461	(2,176)
Future income tax expense	(3,016)	(457)	(3,979)	(1,617)
Write-down of other investments	-	(4,000)	(18,402)	(4,000)
Gain on sale of mineral property	31,526	229	31,526	509
Income tax expense	(13,370)	-	(13,370)	-

	14,525	(4,876)	17,955	(1,521)

Investment income during the quarter was $1,018,000 compared to $1,212,000 in the same quarter of the prior year.  For the nine months ended September 30, 2008, investment income was $2,616,000 compared to $5,763,000 in the same period of the prior year.  The decreased investment income was due to lower yields on investments.  As a result of significant volatility in the credit market since the fourth quarter of 2007, we opted to mitigate credit risk by investing the majority of our cash and cash equivalents in US and Canadian government treasury bills.  These treasuries have lower yields.

In February 2008, we successfully completed a US$138,000,000 convertible note financing.  The convertible notes bear interest at a rate of 4.5% per year and may be redeemed by us on and after March 5, 2013.  Financing fees of $3,690,000 incurred relate to one-time financing expenses including underwriters’ commissions, legal fees and auditors’ fees associated with the financing.

Interest and accretion expense on convertible debt were $1,642,000 and $1,596,000 respectively during the quarter.  For the nine months ended September 30, 2008, interest and accretion expense were $3,779,000 and $3,483,000 respectively.  Interest expense during the quarter reflects accrued interest on “face value” of the debt at its coupon rate 4.5% per year.  Of the $3,238,000 in interest and accretion expense for the quarter, $709,000 was charged to net earnings and $2,529,000 was capitalized to construction in progress.  For the nine months ended September 30, 2008, of the $7,262,000 in interest and accretion expense, $2,769,000 was charged to net earnings and $4,493,000 was capitalized to construction in progress.

In March 2008, we sold our silver bullion at an average price of US$20.30 per ounce for cash proceeds of approximately $39,244,000.  The silver bullion was recorded at a cost of $15,787,000, resulting in an after-tax gain of $23,457,000.  No tax expense was recorded as we have sufficient tax pools to offset the  taxable gain on the sale.

Gain on sale of marketable securities was $2,105,000 for the nine months ended September 30, 2008 period compared to $nil in the comparable periods of the prior year as we sold some of our marketable securities in the first half of the year.

Unrealized loss on financial instruments held-for-trading during the quarter was $924,000 compared to $1,860,000 in the same quarter of the prior year.  The unrealized loss in the current quarter reflects a fair value adjustment on revaluation of the conversion feature associated with the Aurcana convertible debenture (see note 4(c) of our interim financial statements).  For the nine months ended September 30, 2008, unrealized gain on financial instruments held-for-trading was $461,000 compared to loss of $2,176,000 in the same period of the prior year.  The gain in the current period consists of $1,385,000 unrealized gain on mark-to-market adjustment of foreign exchange options in the first quarter of 2008, net of the aforementioned loss on revaluation of Aurcana convertible debenture.  The unrealized losses in the prior year were primarily related to mark-to-market adjustment of foreign exchange options.

Future income tax expense during the quarter was $3,016,000 compared to $457,000 in the same quarter of the prior year.  For the nine months ended September 30, 2008, future income tax expense was $3,979,000 compared to $1,617,000 in the same period of the prior year.  During the quarter, we adopted new accounting guidance requiring recognition of tax benefits or losses used to offset future income tax against unrealized gains or losses on our marketable securities to be recorded in net earnings instead of other comprehensive income.  Future income tax expense reflects the tax effect on change in fair value of our marketable securities, which decreased significantly during the third quarter.

Write-down of other investments of $18,402,000 taken in the quarter ended March 31, 2008 relates to the impairment in estimated fair value of our investment in Canadian asset-backed commercial paper, which is further discussed in “Other Investments” in the Critical Accounting Estimates section below.

In July, 2008, we closed the sale of the Shafter Silver Project in Presidio County, Texas, to Aurcana Corporation.  Under the terms of the agreement, Aurcana paid us total consideration of $38,210,000 consisting of $23,000,000 in cash, 15 million Aurcana common shares with a fair value of $6,900,000 and a $10,000,000 convertible debenture with a fair value of $8,310,000 (see note 4(c)).  After deducting transaction cost of $520,000, sale of the Shafter Silver Project resulted in a gain on sale of mineral property of $31,526,000 (after-tax gain of $18,156,000).

Summary of quarterly results

The following table sets forth selected quarterly financial information for each of our last eight quarters:

Quarter ending (unaudited)	Total Revenues $	Earnings (Loss) $(000)		Earnings (Loss) Per Share $
September 30, 2008	nil	11,212	(1)	0.18
June 30, 2008	nil	(5,971)	(2)	(0.10)
March 31, 2008	nil	1,672	(3)	0.03
December 31, 2007	nil	(14,170)	(4)	(0.23)
September 30, 2007	nil	(13,356)	(5)	(0.21)
June 30, 2007	nil	(6,861)	(6)	(0.11)
March 31, 2007	nil	(836)		(0.01)
December 31, 2006	nil	(1,701)	(7)	(0.02)

Explanatory notes:
(1)
Includes $18,156,000 after-tax gain on sale of Shafter Silver Project, $1,656,000 foreign exchange gain, net of $3,016,000 future income tax expense, $2,707,000 non-cash stock based compensation expense and $924,000 unrealized loss on financial instruments held-for-trading.

(2)	Includes $2,436,000 in non-cash expenses related to value assigned to stock options, $1,127,000 foreign exchange loss, and $1,434,000 interest expense on convertible debt.
(3)
Includes $23,457,000 gain on sale of silver bullion, $2,837,000 foreign exchange gain, $1,397,000 gain on financial instruments held-for-trading and $978,000 gain on sale of marketable securities net of $18,402,000 write-down in fair value of asset-backed commercial paper.

(4)	Includes $4,252,000 in non-cash expenses related to value assigned to stock options and a further $8,000,000 write-down in fair value of asset-backed commercial paper.
(5)
Includes $4,531,000 in non-cash expenses related to values assigned to stock options, $4,000,000 write-down in fair value of asset-backed commercial paper, $2,000,000 foreign exchange loss and a $1,929,000 loss on the fair value of foreign exchange contracts.

(6)	Includes $4,004,000 in non-cash expenses related to values assigned to stock options and $1,889,000 in future income tax expense.
(7)	Includes $12,935,000 in non-cash expenses relating to values assigned to stock options and $9,722,000 in gains on sale and write-ups of marketable investments.

Financial Position and Liquidity

Liquidity and Capital Resources

At September 30, 2008, we held $144,987,000 in cash and cash equivalents and $16,064,000 in marketable securities.

With working capital of $130,244,000 at September 30, 2008, we have sufficient funds to proceed with construction of the Pirquitas mine as well as complete our planned exploration programs for the remainder of the year.  The Pirquitas mine is currently on plan for commissioning in the fourth quarter of 2008; we will carefully manage our resources to maintain our liquidity and capital resources through the initial commencement of production in 2009.

Operating Activities

Cash flows used in operations in the quarter were $3,816,000 compared to 1,651,000 in the same quarter of the prior year.  For the nine months ended September 30, 2008, cash flows used in operations were $3,628,000 compared to $2,374,000 in the same period of the prior year.  The increase in cash used in operations was due to lower investment income, financing costs related to issuance of convertible notes, interest expense on convertible debt and timing of changes in non-cash working capital items.

Financing Activities

Cash raised from financing activities during the quarter was $227,000 compared to $1,008,000 in the same quarter of the prior year.  For the nine months ended September 30, 2008, we raised net proceeds of $135,172,000 compared to $7,324,000 in the same period of the prior year.  The following table summarizes cash flows from financing activities:

Financing activities	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007
	$(000)	$(000)	$(000)	$(000)

Proceeds from issuance of convertible notes	-	-	134,936	-
Financing costs related to equity portion of
convertible notes financing	-	-	(1,440)	-
Shares issued for cash	227	1,008	1,676	7,324

	227	1,008	135,172	7,324

During the first quarter, we sold US$138,000,000 ($134,936,000) in senior convertible notes.  The unsecured notes bear interest at a rate of 4.5% per annum, payable semi-annually, and mature on March 1, 2028.  Please see note 7 of our interim financial statements.

During the nine months ended September 30, 2008, $1,676,000 was received from the exercise of stock options compared to $7,324,000 in the same period of the prior year.

Investing Activities

Sale of Silver Bullion

With the development of the Pirquitas mine, we are transitioning from an acquirer of silver projects and assets to a developer of silver projects and producer of silver. In prior years, we purchased approximately 1.95 million ounces of silver bullion for investment purposes at an average cost of US$5.85 per ounce.  In March 2008, we sold our silver bullion at an average price of US$20.30 per ounce for proceeds of approximately $39,244,000 (US$39,648,000).

Sale of Marketable Securities

For the nine months ended September 30, 2008, we sold a portion of our marketable securities for gross proceeds of $2,800,000, generating a net gain of $2,105,000.

Mineral Properties

Total expenditures incurred in mineral properties during the quarter were $16,893,000 compared to $14,099,000 in the comparable quarter of the prior year.  For the nine months ended September 30, 2008, $32,506,000 was incurred in mineral properties compared to $29,679,000 in the same period of the prior year.  A summary by mineral property follows:

		Three Months Ended September 30	Nine Months Ended September 30
	2008	2007	2008	2007
	$(000)	$(000)	$(000)	$(000)

Bowdens	79	170	217	312
Candelaria	121	51	243	249
Challacollo	19	1,028	225	1,178
Diablillos	1,467	1,261	3,720	2,071
Pirquitas	3,976	2,089	6,410	4,273
Pitarrilla	5,802	5,292	14,109	12,577
San Luis	2,104	2,893	4,923	6,540
Snowfield	4,678	2,757	4,867	3,013
Veta Colorada	16	(21)	580	130
Other	277	613	708	962
Change in non-cash working capital	(1,646)	(2,034)	(3,496)	(1,626)

	16,893	14,099	32,506	29,679

The above table reflects cash expenditures incurred by property.  It does not include the value of shares issued for mineral properties and other non-cash charges.

Pirquitas

A total of $50,941,000 was spent at the Pirquitas property in Argentina during the quarter, which includes $46,965,000 on mine construction and mining equipment and $3,976,000 in exploration activities.

Construction is progressing well on the project.  The accommodation camp, assay laboratory, mobile fleet workshop and warehouse, gas pipeline and process water supply systems have all been completed. All of the major process equipment is on site and scheduled for installation. The Ball mill shell and Wartsila generators have been transported to site during the quarter without incident. These items are significant pieces of equipment, weighing up to 100 tonnes each and the successful transportation of these units has confirmed the integrity of our logistics systems.

The Operations crews are advancing well with the open pit pre-stripping.  Continuous shift operations were commenced during the quarter, and we have seen great success with the utilization of a high percentage of local people in our operator compliment. Local community employment is extremely high, and we are well supported by the local communities. The plant commissioning contract has been awarded to a reputable Argentinean company, with international experience in plant start-ups. This core team will be supplemented with our own operating crews, and process training has been ongoing for the past 3 months.  We are on target to commence commissioning in the fourth quarter of 2008 and ship concentrate in the first quarter of 2009.

In May 2008 we updated the proven and probable silver reserves at Pirquitas, which increased by 43% to 195.1 million ounces.  In addition, tin reserves increased by 41% to 159.2 million lbs and zinc reserves by 32% to 548.5 million lbs.  Based on the increased reserves, Pirquitas mine life has been extended to 14.5 years, an increase of 4.5 years from the November 2007 reserve update.  The reserve is indicative of the geologic potential of the Pirquitas system and does not incorporate any deepening of the initial pit.  The deposit remains open at depth.  The approximate 50% increase in mine life not only adds robustness to the project, but enables a greater window of opportunity for further exploration activities.  The updated reserve estimate incorporates drill data from an additional 74 reverse circulation drill holes totaling 16,850 meters of in-pit and pit wall drilling, uses metal prices of US$11.00/ounce silver, US$5.00/lb tin and US$1.05/lb zinc and is based on a new Whittle pit using total operating costs of US$22 per tonne.

In November 2007, we updated the capital cost estimate for the project to US$220 million plus value added tax ("IVA") from the initial capital cost estimate of US$146 million plus IVA, which was based on 2005 cost estimates.  A significant portion of the increase is a result of increased costs in global construction materials and inflation pressures in Argentina, particularly labour, since the completion of the original estimate.  The revised estimate includes a contingency of US$15 million.  In addition, US$13.6 million of the capital cost increase is related to the layout of certain portions of the project to facilitate future expansion of the mine. As of September 30, 2008, the Company had expended US $148 million in construction costs of the total estimated US$220 million.

The government of Argentina is proposing to adopt a tax on the export of concentrates for projects with fiscal stability agreements predating 2002.  The Pirquitas Project has a fiscal stability agreement dating from 1998 and may be subject to this proposed export tax.  Legality of the export tax is currently under review by the court in Argentina.

San Luis

A total of $2,104,000 was spent at the San Luis joint venture property in Peru during the quarter compared to $2,893,000 in the same quarter of the prior year.

Infill diamond drilling on the project’s Ayelén Vein was completed in 2007.  An initial resource estimate completed in the fourth quarter of 2007 defined a measured and indicated resource of 265,000 ounces of gold resources and 7.1 million ounces of silver resources. The joint venture is having a new resource estimate prepared that incorporates all previously available assay data as well as additional drill results that were not included in the previous resource estimate.

A 5,000 meter diamond drilling program was initiated, which tested a number of targets on this large property package (approximately 96 square miles).  Exploration targets included the BP Zone where brecciated volcanic rocks hosting copper-zinc-lead sulphide mineralization have been sampled over a broad area. Quartz vein systems where channel sampling has identified structures enriched in gold and silver will also be tested.  A feasibility study on placing the project in production was commenced subsequent to the end of the quarter.

We currently hold a 55% interest in the San Luis project and have elected to increase our interest to 70% by completing a feasibility study.  We have the right to increase our interest in the San Luis joint venture to 80% by placing the project in production.  The remaining joint venture interest is held by Esperanza Silver Corporation.

Pitarrilla

A total of $5,802,000 was spent on our Pitarrilla property in Mexico during the quarter compared to $5,292,000 in the same quarter of the prior year.

In August 2008, we reported an increase in the silver resources at the Breccia Ridge Zone.  Project resources now total 159.9 million ounces of measured silver, 483.7 million ounces of indicated silver and 82.3 million ounces of inferred silver resources, placing Pitarrilla among the largest silver discoveries in the last decade.  Infill and exploration drilling of the Breccia Ridge Zone is ongoing with three drills on site.  Work on a 2.5 kilometer-long decline is continuing, which will provide underground drilling stations for the high grade silver and base metal mineralization of the Breccia Ridge Zone.  The portal and more than 850 meters of ramp excavation have been completed to date.

Work is well-advanced on an engineering pre-feasibility study which focuses on the economics of developing the underground sulphide-associated, base metal and silver mineralization found at Breccia Ridge as well as in a number of satellite zones.

Diablillos

A total of $1,467,000 was spent at the wholly-owned Diablillos silver-gold project in Argentina during the quarter compared to $1,261,000 in the same quarter of the prior year.  A 5,000 meter step out drill program was initiated in July which is focused on expanding mineralization contained within a potential open pit.

Since May 2007, we have completed 15,900-meters of diamond drilling on the project.  The objective of this drilling program is to better define the inferred resource of 93.8 million ounces of silver and 815,000 ounces of gold that was reported by previous owners of the property.  We are in the process of preparing an updated resource estimate for the Diablillos Project.

Snowfield

A total of $4,678,000 was spent at this wholly-owned property in Canada during the quarter compared to $2,757,000 in the same quarter of the prior year.

The Snowfield property is located 40 kilometers north of the town of Stewart in northern British Columbia and 15 kilometers southeast of Barrick’s high grade gold-silver mine at Eskay Creek.  A 31-hole, 16,945 meter diamond drill program, completed in October, successfully outlined a new gold-copper zone called Snowfield North.  This zone measures approximately 700 meters by 800 meters and lies 500 meters east of Seabridge Gold’s Mitchell Deposit.  Further results are pending for holes that tested the continuity of the Snowfield North Zone, which is open to the east and south, with deeper copper-gold intervals encountered in the 2007 Snowfield Zone program.  A resource estimate is expected in 2009.

Challacollo

A total of $19,000 was spent on the Challacollo property during the quarter compared to $1,028,000 in the same quarter of the prior year.

Other Investments

As at September 30, 2008, we had a total of $57,102,000 invested in Canadian asset-backed commercial paper (“ABCP”).  At the dates at which we acquired the investments, the non-bank sponsored ABCP were rated R-1 high by DBRS Limited (“DBRS”), the highest credit rating for commercial paper.  In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen.

In September 2007, a Pan Canadian Committee (the “Committee”) consisting of a panel of major ABCP investors was formed to restructure the affected ABCP trusts.  On March 20, 2008, the Committee issued an information statement which provided details of the restructuring plan.  The proposed restructuring plan (the “Restructuring Plan”) was submitted under the Companies Creditors Arrangement Act was approved by investors on April 25, 2008.  The Restructuring Plan was sanctioned by the Ontario Superior Court on June 5, 2008.  On September 19, 2008, the Supreme Court of Canada denied an appeal by a group of investors seeking relief including dismissal of the Restructuring Plan.  On October 22, the Committee indicated the closing of the Restructuring Plan is expected to be completed by the end of November 2008.

The restructuring plan contemplates:

•	The creation of three master assets vehicles (MAV), participation in each of the MAV is dependant on the noteholder’s ability and willingness to self insure against margin calls.
•	Within each MAV, the issuance of 5 different series of notes:
o
Class A-1 Notes will be the senior notes, with the other series of Notes subordinated to them.  Class A-1 Notes are expected to receive AA ratings, have maturities ranging from 6 to 8 years and a coupon rate of BA Rate less 0.5%.

o	Class A-2 Notes will be senior to the Class B Notes. Class A-2 Notes are expected to receive AA ratings, have a maturity of 8 years and a coupon rate of BA Rate less 0.5%.
o	Class B Notes will be senior to the Class C Notes. Class B Notes will not be rated and are expected to have a maturity of 8 years and a couple rate of BA Rate less 0.5%.
o	Class C Notes will be senior to the IA Tracking Notes. Class C Notes will not be rated and are expected to have a maturity of 8 years and a coupon rate of 20%.
o	IA Tracking Notes will not be rated. IA Tracking Notes are expected to have a maturity of 8 years and a coupon rate equivalent to the net rate of return generated by the specific underlying assets.
•
The allocation of existing ABCP notes to proposed new notes was based on a report issued by J.P. Morgan, financial advisor to the Committee.  The new notes will be issued based on the relative contribution from the assets underlying the existing trusts based on this report.

•	There is no market data on these notes and no formal ratings have yet been issued by DBRS.

Based on the Restructuring Plan, we will have $48.8 million in Class A-1 and Class A-2 Notes, $3.7 million in Class B Notes, $1.6 million in Class C Notes and $3.0 million in IA Tracking Notes.  Discount rates for each class of notes will be similar to their assumed grade rating adjusted for lack of market information.

We have assessed the estimated fair value of our ABCP investments and based on the available information regarding current market conditions, the underlying assets of our existing trusts and the indicative values contained in the report issued by J.P. Morgan, we recorded an impairment of $18,402,000 in the first quarter of 2008.  This resulted in an estimated fair value of $26,700,000, which approximates those values contained in the J.P. Morgan report.  No impairment was recorded in the third quarter.  There is currently no certainty regarding the outcome of the ABCP investments or the estimation of the related amount and timing of the cash flows and therefore the fair value reported may change materially in subsequent periods.  In July 2008, we initiated legal action against HSBC and DBRS by filing a writ and statement of claim in the Supreme Court of British Columbia to recover any losses that may occur with respect to the ultimate recovery of our ABCP.

As we have sufficient funds to carry on our exploration and development programs throughout 2008, we currently have no plans to liquidate our ABCP investments.

Additional Disclosures

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financing arrangements.

Related Party Transactions

During the nine months ended September 30, 2008, we recorded administrative, technical services and expense reimbursements of $1,118,000 (2007 - $275,000) from companies related by common directors or officers.  At September 30, 2008, accounts receivable includes $89,000 (2007 - $44,000) from these related parties.  Amounts due from related parties are non-interest bearing and without specific terms of repayment.  Transactions for expense reimbursement with related parties are at normal business terms.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.  Our accounting policies are described in note 2 of our 2007 audited annual financial statements.

Mineral Property Costs

We regularly review the net carrying value of each mineral property for conditions that suggest impairment.  This review requires significant judgment where we do not have any proven and probable reserves that would enable us to estimate future cash flows to be compared to the carrying values.  Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the company has significant funds to be able to maintain its interest in the mineral property.

Where we do have proven and probable reserves, as is now the case at our Pirquitas property, the expected undiscounted future cash flows from an asset are compared to its carrying value.  These future cash flows are developed from models using assumptions that reflect the long-term operating plans for an asset given our best estimate of the most probable set of economic conditions.  Commodity prices used reflect market conditions at the time the models are developed.  These models are updated from time to time, and lower prices are used should market conditions deteriorate.  Inherent in these assumptions are significant risks and uncertainties.

Stock-based compensation

We provide compensation benefits to our employees, directors, officers and consultants through a stock option plan.  The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model.  Expected volatility is based on historical volatility of our share price.  We utilize historical data to estimate option exercises and termination behaviour with the valuation model.  The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.  Actual results may differ materially from those estimates based on these assumptions.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans.  These estimates are based on engineering studies of the work that is required by environmental laws or public statements by management which results in an obligation.  These estimates include an assumption on the rate at which costs may inflate in future periods.  Actual costs and the timing of expenditures could differ from these estimates.

Income and Resource Taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions.  In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities.  We also make estimates of the future earnings which affect the extent to which potential future tax benefits may be used.  We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view.  These differences may affect the final amount or the timing of the payment of taxes.  When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Other Investments

We hold $57,102,000 ($26,700,000 net of fair value adjustment) in ABCP investments as at September 30, 2008.  See “Other Investments” discussion under “Investing Activities”.

As at September 30, 2008, no market quoted value was available to determine the fair value of our ABCP investments.  As such, we estimated the fair values of our ABCP investments based on information outlined in the Restructuring Plan and the limited market data available.  Since the fair values are based on our assessment of market conditions at September 30, 2008, the uncertainty regarding the outcome of the restructuring plan, and the related amount and timing of cash flows the fair value reported may change materially in subsequent periods.

Convertible Debenture Receivable

We follow accounting guidelines in determining the value of the liability and equity components of the convertible debenture receivable, as disclosed in Note 4(c) to the interim Financial Statements.  The carrying value of the note receivable component was determined by discounting the stream of future payments of interest and principal over a 3 year expected life at the prevailing market rate for a similar debenture without the conversion feature.  The note receivable component is accreted over its expected life using the effective interest method.  The carrying value of the conversion feature was measured using the Black-Scholes valuation model.  The conversion feature component is re-valued at each period end with net change recorded to the net earnings.

Convertible Debt

We follow accounting guidelines in determining the value of the liability and equity components of the convertible notes, as disclosed in Note 7 to the interim Financial Statements.  The carrying value of the liability component was determined by discounting the stream of future payments of interest and principal over a 5 year expected life at the prevailing market rate for a similar liability without the conversion feature.  The carrying value of the equity component was measured as the face value of the notes less the portion relating to the debt component.  We estimated the expected life of the debt based on early repayment rights exercisable by both parties in the fifth year of the agreement.

Changes in Accounting Policies

Capital Disclosure

Effective January 1, 2008, we adopted CICA Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of information on our objectives, policies, and processes for managing capital.  This information is disclosed in note 11 of the interim financial statements.

Financial Instruments – Disclosures

Effective January 1, 2008, we adopted CICA Handbook Section 3862, “Financial Instruments – Disclosures” and CICA Handbook Section 3863, “Financial Instruments – Presentation”.  Section 3862 requires the disclosure of quantitative and qualitative information in our financial statements to evaluate (a) the significance of financial instruments for our financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which we are exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.  This information is disclosed in note 4(c) of the interim financial statements.  Section 3863 replaces the existing requirements on presentation of financial instruments.

As at September 30, 2008, our financial instruments are comprised of cash and cash equivalents, marketable securities, accounts receivable, restricted cash, convertible debenture receivable, other investments, accounts payable, accrued liabilities, and convertible notes.  The fair value of accounts receivable, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity or capacity of prompt liquidation.  Cash equivalents and restricted cash are designated as available-for-sale as they are not acquired for purpose of trading and have short-term maturity.  Marketable securities are reported at their fair market value based on quoted market prices.  Non-derivative based marketable securities are designated as available-for-sale financial instruments, as they were not acquired for purpose of trading.  Derivative based marketable securities are designated as held-for-trading financial instruments as their default category.  Convertible debenture receivable consists of a note receivable component and a conversion feature component.  The note receivable component is designated as loans and receivable and the conversion feature is designated as a derivative or held-for-trading financial instruments as their default category.  Convertible notes are designated as other liabilities as their default category and related transaction costs are expensed as incurred.  Interest expense related to expenditures incurred on development projects are capitalized to the project.

Inventories

Effective January 1, 2008, we adopted CICA Handbook Section 3031, “Inventories”, which prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories.  As at September 30, 2008, we have no inventories and this standard has no effect on our financial statements.

Income Statement Presentation of Tax Loss Carryforward

Effective September 30, 2008, we adopted EIC-172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income”.  This abstract provides guidance on whether the tax benefit from the recognition of previously unrecognized tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income.  The abstract should be applied retrospectively, with restatement of prior periods from January 1, 2007, the date of adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”.

The adoption of EIC-172 resulted in a reclassification of $5,084,000 of income tax recovery from opening accumulated other comprehensive income to opening accumulated deficit in 2007, $1,098,000 of income tax expense from other comprehensive loss to net loss in 2007 and $3,979,000 of income tax expense from other comprehensive loss to net loss in the current period.

Recent Accounting Pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer operating costs and revenues incurred prior to commercial production at new mine operations.  The changes are effective for interim and annual financial statements beginning January 1, 2009.  We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

We are currently in the process of developing an IFRS conversion plan and evaluating the impact of the transition to IFRS.  We will continue to invest in training and resources throughout the transition period to facilitate a timely conversion.

Outstanding Share Data

Our authorized capital consists of an unlimited number of common shares without par value.  As at November 4, 2008, the following common shares and options were outstanding.

	Number of Shares	Exercise Price $	Remaining Life (years)
Capital stock	62,705,547
Stock options	4,436,250	12.85 – 40.62	0.2 – 4.9
Fully diluted	67,141,797

Risks and Uncertainties

We are a company focused on the acquisition, exploration and development of silver-dominant projects and are exposed to a number of risks and uncertainties that are common to other companies in the same business.  Some of these risks have been discussed elsewhere in this report and are discussed in detail in the MD&A for the year ended December 31, 2007.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  There is no assurance that our mineral exploration activities will result in any discoveries of new bodies of commercial ore.  There is also no assurance that if commercial ore is discovered that the ore body would be economical for commercial production.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skills of the exploration personnel involved.  The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond our control.  Some of these factors are the attributes of the deposit, commodity prices, government policies and regulations and environmental protection.

Reserve and Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades.  Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  The measured and indicated and inferred resource figures set forth by us are estimates and there is no certainty that the measured and indicated levels of silver and other metals will be realized.  Declines in the market price for silver and other metals may adversely affect the economics of a reserve and may require us to reduce its estimates.

Metal Price and Exchange Rate Volatility

The market price for silver and other metals is volatile and cannot be controlled.  There is no assurance that if commercial quantities of silver and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals.  The cost of exploration and future capital and operating costs are affected by foreign exchange rate fluctuations.  In particular, any appreciation in the currencies of the countries where we carry out exploration or development activities will increase our costs of carrying on operations in such countries.  In addition, as we maintain our bank accounts primarily in Canadian and U.S. dollars, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent that we hold funds in U.S. dollars.

Argentina Export Tax

The government of Argentina is proposing to adopt a tax on the export of concentrates for projects with fiscal stability agreements predating 2002.  The Pirquitas Project has a fiscal stability agreement dating from 1998 and may be subject to this proposed export tax.  The legality of export tax is currently under review by the court in Argentina.

Construction Risk

The Pirquitas Project is our only mineral property currently under development. The development of the Pirquitas Project and the future development of any other properties found to be economically feasible and approved by our board of directors will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations including:

➢ the timing and cost, which can be considerable, of the construction of mining and processing facilities;

➢ the availability and cost of skilled labor and mining equipment;

➢ the availability and cost of appropriate smelting and refining arrangements;

➢	the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

➢ the availability of funds to finance construction and development activities;

➢ potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

➢ potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

The costs, timing and complexities of mine construction and development for the Pirquitas Project and our other projects may be greater than we anticipate because the majority of our property interests are not located in developed areas, and as a result, may not be served by appropriate road access, water and power supply, and other support infrastructure, and cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, we cannot assure you that our activities will result in profitable mining operations at the Pirquitas Project or any of our other mineral properties.

CAUTION ON FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as ‘‘expects’’, ‘‘anticipates’’, ‘‘plans’’, ‘‘projects’’, ‘‘estimates’’, ‘‘assumes’’, ‘‘intends’’, ‘‘strategy’’, ‘‘goals’’, ‘‘objectives’’, ‘‘potential’’ or variations thereof, or stating that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be ‘‘forward-looking statements’’. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production at our mineral exploration properties; risks and uncertainties associated with new mining operations; risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs; our history of losses and expectation of future losses; differences in U.S. and Canadian practices for reporting resources; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; unpredictable risks and hazards related to the development and operation of a mine or mine property; commodity price fluctuations; risks related to governmental regulations, including environmental regulations; risks related to delay or failure to obtain required permits, or non-compliance; increased costs and restrictions on operations due to compliance with environmental laws and regulations; risks related to reclamation activities on our properties; uncertainties related to title to our mineral properties; risks related to political instability and unexpected regulatory change; our ability to successfully acquire additional commercially mineable mineral rights; currency fluctuations; increased competition in the mining industry for properties and qualified personnel; risks related to some of our directors’ and officers’ involvement with other natural resource companies; and our ability to attract and retain qualified personnel and management.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Risks and Uncertainties”.  Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.